KUNEKT CORPORATION

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 458-6358

Fax (866) 386-6365

October 6 , 2009

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mail Stop 20549-4561

Washington, DC 20549

Fax 703-813-6986

Re:

Kunekt Corporation (the "Company")

Form 10-K for the Fiscal Year Ended October 31, 2008

Filed January 26, 2009

File No. 000-53561

Dear Ms. Plowgian,

On September 24, 2009, we received comments in respect of our Form 10-K filing as referenced above.

In response to your first comment, in future filings of our Form 10-K the cover page will reflect any shares registered pursuant to Section 12(g).

In response to your second comment, in future filings we will disclose the specific steps the Company has taken to remediate the material weaknesses in our internal control over financial reporting as concluded by our management in our Form 10-K filing as referenced above. In such disclosure we will also identify, if applicable, the nature of any "errors" management corrects prior to the release of our financial statements.

We, the Company, acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our Form 10-K filing; and
  we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Bruk

Mark Bruk, President